                                                                    EXHIBIT 99.1


                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

--------------------------------------------
NOTICE OF CHANGES IN DIRECTOR'S SHAREHOLDING
--------------------------------------------

NAME OF DIRECTOR:                                 Chia Song Hwee

DATE OF NOTICE TO COMPANY:                        11/10/2002

DATE OF CHANGE OF SHAREHOLDING:                   10/10/2002

NAME OF REGISTERED HOLDER:                        Chia Song Hwee

CIRCUMSTANCE(S) GIVING RISE TO THE INTEREST:      Others
PLEASE SPECIFY DETAILS:                           Allotted shares pursuant to
                                                  the exercise of rights to
                                                  subscribe for new shares under
                                                  Chartered's rights offering


     INFORMATION RELATING TO SHARES HELD IN THE NAME OF THE REGISTERED HOLDER:-

NO. OF SHARES WHICH ARE THE SUBJECT OF THE TRANSACTION:        107,829
% OF ISSUED SHARE CAPITAL:                                     0.0043

AMOUNT OF CONSIDERATION (EXCLUDING BROKERAGE AND
 STAMP DUTIES) PER SHARE PAID OR RECEIVED:                     S$1.00

NO. OF SHARES HELD BEFORE THE TRANSACTION:                     134,787
% OF ISSUED SHARE CAPITAL:                                     0.0054

NO. OF SHARES HELD AFTER THE TRANSACTION:                      242,616
% OF ISSUED SHARE CAPITAL:                                     0.0097

     HOLDINGS OF DIRECTOR, INCLUDING DIRECT AND DEEMED INTEREST:-

                                                       DEEMED       DIRECT
                                                       ------       -------
NO. OF SHARES HELD BEFORE THE TRANSACTION:               0          134,787
% OF ISSUED SHARE CAPITAL:                               0           0.0054

NO. OF SHARES HELD AFTER THE TRANSACTION:                0          242,616
% OF ISSUED SHARE CAPITAL:                               0           0.0097

TOTAL SHARES:                                            0          242,616

Submitted by Nancy Tan See Sin, Joint Company Secretary on 11/10/2002 to the SGX